UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

**PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March, 2002

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

RiT TECHNOLOGIES **NEWS**

FOR IMMEDIATE RELEASE

CONTACT: Daniel Erdreich
Chief Financial Officer
+972-3-766-6485
dannye@rit.co.il

PORTFOLIO PR CONTACT: Paul Holm/Leon Zalmanov
212-736-9224
pholm@portfoliopr.com / lzalmanov@portfoliopr.com

RiT TECHNOLOGIES APPOINTS TWO TELECOM INDUSTRY LEADERS TO SERVE ON BOARD OF DIRECTORS

Tel Aviv, Israel – March 19, 2002 – RiT Technologies (NASDAQ: RITT), a leading provider of integrated networks management solutions, today announced the appointment of two telecom industry leaders, Dr. Hagen Hultzsch and Mr. Israel Frieder, to the Board of Directors of the Company. This brings the number of Board members to seven.

For the past nine years, Dr. Hagen Hultzsch has served as a Member of the Board of Management of Deutsche Telekom, heading its Technology and Services Division. Previously, he was Corporate Executive Director of Volkswagen AG's Organization and Information Systems Division, and Director of the Technical Services Group of EDS (Electronic Data Systems) Germany. Dr. Hultzsch until recently was Chairman of the Supervisory Boards of T-Venture-Holding and is Chairman of T-Systems Solutions for Research. He also serves on the boards of several other hi-tech companies. Trained as a nuclear physicist, Dr. Hultzsch received his Ph.D. from Johannes Gutenberg University in Mainz, Germany.

Mr. Israel Frieder is one of Israel's most experienced telecommunications industry veterans. Most recently, he served as Corporate VP of Business Development and Strategic Planning of ECI Telecom Ltd. During the prior two decades, he served as president of a number of ECI Telecom subsidiaries, Tadiran Telecommunications Ltd., and Tadiran Ltd. Mr. Frieder also served on the Board of Directors of many Israeli telecommunications industry companies, including PelePhone (Motorola Tadiran Cellular Ltd.), Israel's first cellular service provider. Mr. Frieder holds a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, and an M.B.A. in Operational Research from the Hebrew University in Jerusalem.

Commenting on the appointments, Yehuda Zisapel, Chairman of the Board of Directors, said, "We are honored that these distinguished individuals, each with such long and successful careers in the industry, have joined our Board of Directors. Both bring RiT a wealth of global telecommunications industry knowledge and contacts, together with extensive managerial experience. We believe their advice and understanding of our markets will prove invaluable as we pursue the full global potential of RiT's exceptional products."

— MORE —

About RiT Technologies

RiT leverages its unique technology for integrated network management solutions to improve network performance and maximize the return of telecom and datacom physical layer network investments. RiT's **PairView™** and **PairQ™** target the telecommunication outside plant network management market, estimated at a potential of $1-2 B, and improves Telco's ability to provision high bandwidth services (xDSL). PairQ enables mass-qualification of telco copper infrastructure, improving deployment and the margins of providing DSL services. RiT's **PatchView for the Enterprise™** advanced solution targets the enterprise management market, estimated at $7.5 B/yr. RiT's **PatchView™** and **SMART Cabling™** systems target the enterprise LAN wiring market, estimated as $5-6 B/yr.

RiT's sales network spans 50 countries. Key customers include major global telecommunications companies and enterprises, like Deutsche Telekom, Alcatel, TELMEX, TELENOR, American Express, The New York Mercantile Exchange (NYMEX), and ING Barings. RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.RiTtech.com.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission.

This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: April 4, 2002

By: ______________________

Liam Galin
President, Chief Executive Officer
and Director